Panex Resources Inc.
c/o Coresco AG
Level 3, Gotthardstrasse 20
Zug, Switzerland
CH-6304

VIA EDGAR

June 13, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Erin Wilson

Dear Ms. Wilson:

Re:	Panex Resources Inc. (the “Company”)
Registration Statement on Form S-1
Filed June 6, 2012
File No. 333-172375

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, the Company requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, as amended by Post-Effective Amendment #1 and Post-Effective Amendment #2 thereto, so that it will become effective on Friday, June 15, 2012 at 5:00 p.m. (EST), or as soon thereafter as practicable.

The Company is aware that the filing with the Commission may not be relied upon in any degree to indicate that the registration statement is true, complete or accurate.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Finally, the Company is also aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Please contact Rene Daignault at 604-648-0527 or rene@rhdlawcorp.com with any questions you may have regarding this request.  In addition, please notify Mr. Daignault when the request for acceleration has been granted.

Thank you for your co-operation.

Sincerely,

Panex Resources Inc.

Per:  /s/ Klaus Eckhof

Klaus Eckhof
Director, Chief Executive Officer,
President, and
Principal Executive Officer

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